Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2021

Added 19,367 New Subscribers in 4Q21

Revenues Up 0.8% YoY to RMB302.3 million ($46.1 million)

Net Income Attributable Up 31.7% YoY to RMB127.7 million ($19.5 million)

Operating Cash Flow Up 134.6% YoY to RMB211.1 million ($32.2 million)

Conference Call to be Held on June 29, 2021 at 8:00 a.m. ET

HONG KONG, China, June 28, 2021 -- Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the fourth quarter and full year of fiscal 2021, ended March 31, 2021.

Fourth Quarter Fiscal 2021 Highlights

•	New subscribers increased by 4.8% year-over-year (“YoY”) to 19,367, and accumulated subscriber base expanded to 901,437[1].
•	Revenues increased by 0.8% YoY to RMB302.3 million ($46.1 million), mainly due to an increase in storage fees revenues.
•	Gross profit remained at RMB256.4 million ($39.1 million). Gross margin was 84.8%.
•	Operating income decreased by 0.7% YoY to RMB148.2 million ($22.6 million). Operating margin was 49.0%, compared to 49.8% in the prior year period.
•	Operating income before depreciation and amortization (“non-GAAP operating income”2) decreased by 0.8% YoY to RMB160.4 million ($24.5 million).
•	Net income attributable to the Company’s shareholders increased by 31.7% to RMB127.7 million ($19.5 million), mainly due to a reduction in fair value loss of equity securities (“mark-to-market losses”).
•	Net cash provided by operating activities increased by 134.6% YoY to RMB211.1 million ($32.2 million), mainly due to a low base in the prior year period as a result of the impact from 2019 novel coronavirus (“COVID-19”).

Full Year Fiscal 2021 Highlights

•	New subscribers decreased by 14.5% YoY to 72,045 and accumulated subscriber base was 901,437[1].
•	Revenues decreased by 5.1% YoY to RMB1,159.6 million ($177.0 million).
•	Gross profit decreased by 5.0% YoY to RMB980.7 million ($149.7 million).
•	Operating income decreased by 2.5% YoY to RMB544.9 million ($83.2 million).
•	Non-GAAP operating income[2] decreased by 2.4% YoY to RMB594.0 million ($90.7 million).
•	Net income attributable to the Company’s shareholders increased by 8.0% to RMB508.2 million ($77.6 million), mainly due to an increase in fair value of equity securities (“mark-to-market gains”).
•	Net cash provided by operating activities increased by 1.1% YoY to RMB630.7 million ($96.3 million).

“During the fourth quarter, hospitals in our operating markets continued the fight against the COVID-19 pandemic on the frontline and maintained relatively strict control over access to other services, which had an impact on our business growth. Despite these challenges, we were able to add 19,367 new subscribers in the fourth quarter”, said Ms. Ting Zheng, Chief Executive Officer and Chairperson of GCBC. “Looking ahead, challenges remain due to ambiguity surrounding cord blood banking industry regulations and Biosecurity Law in China, as well as difficulties regarding client access and conversion due to ongoing anti-pandemic policies in hospitals. However, we believe in the gradual recovery of consumer sentiment and intend to leverage the solid foundation of our growing client base, pursue organic growth opportunities in our current markets while selectively considering new expansion opportunities to better serve our clients and diversify income sources. Additionally, favorable policy trends on increasing newborn growth rates issued by the Chinese government to encourage childbirth bode well for long term trends in our business but such measures will take time to be accepted and implemented by a new generation of expectant parents.”

Summary – Fourth Quarter and Full Year Ended March 31, 2020 and 2021

	Three Months Ended March 31,				Year Ended March 31,
	2020	2021		2020	2021
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	299,888	302,321	46,143	1,221,460	1,159,639	176,995
Gross Profit	256,430	256,413	39,136	1,032,332	980,692	149,682
Operating Income[3]	149,339	148,243	22,627	559,033	544,870	83,162
Change in Fair Value of Equity Securities	(24,155)	(4,722)	(721)	(13,172)	25,385	3,875
Net Income Attributable to the Company’s Shareholders	97,007	127,734	19,497	470,717	508,247	77,573
Earnings per Share
– Basic (RMB/US$)	0.80	1.05	0.16	3.87	4.18	0.64
– Diluted (RMB/US$)	0.80	1.05	0.16	3.87	4.18	0.64

Revenues Breakdown (%)
Processing Fees and Other Services	61.1%	58.1%		63.0%	57.5%
Storage Fees	38.9%	41.9%		37.0%	42.5%

New Subscribers (persons)	18,488	19,367		84,241	72,045
Total Accumulated Subscribers (persons)	833,094	901,437 [1]		833,094	901,437 [1]

Summary – Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
	2020	2021		2020	2021
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	89,962	211,079	32,218	624,004	630,710	96,266
Net cash used in investing activities	(1,026)	(2,791)	(426)	(146,061)	(20,107)	(3,069)
Net cash used in financing activities	-	-	-	(4,039)	(6,074)	(927)

Fourth Quarter Fiscal 2021 Financial Results

REVENUES. Revenues increased by 0.8% YoY to RMB302.3 million ($46.1 million) in the fourth quarter of fiscal 2021, mainly due to the increase in storage fees revenues.

As of March 31, 2021, the accumulated subscriber base had expanded to 901,4371. As a result, revenues generated from storage fees increased by 8.8% YoY to RMB126.7 million ($19.3 million) in the reporting quarter.

During the reporting quarter, although new subscribers increased by 4.8% YoY to 19,367, revenues generated from processing fees and other services decreased by 4.3% YoY to RMB175.6 million ($26.8 million), mainly due to the decline in average revenue contribution per subscriber as the Company introduced discounts and incentives to capture new subscribers. Revenues from processing fees and other services represented 58.1% of total revenues, compared to 61.1% in the prior year period.

GROSS PROFIT. Due to the increase in costs of raw materials, gross profit for the fourth quarter remained at RMB256.4 million ($39.1 million). Gross margin decreased to 84.8% from 85.5% in the prior year period.

OPERATING INCOME. Operating income for the reporting quarter decreased slightly by 0.7% YoY to RMB148.2 million ($22.6 million). Operating margin was 49.0% compared to 49.8% in the prior year period. Depreciation and amortization expenses for the fourth quarter were RMB12.2 million ($1.9 million), compared to RMB12.4 million in the prior year period. Non-GAAP operating income2 decreased by 0.8% YoY to RMB160.4 million ($24.5 million) in the reporting quarter.

Research and Development Expenses. Research and development expenses incurred in the fourth quarter amounted to RMB5.5 million ($0.8 million), as the Company continued to devote resources towards stem cell related technology.

Sales and Marketing Expenses. During the reporting quarter, the Company continued its marketing and promotional efforts on budget. As higher performance incentives were offset by salesforce headcount reduction and tightening of promotion budgets, sales and marketing expenses decreased by 1.6% YoY to RMB59.5 million ($9.1 million). Sales and marketing expenses as a percentage of revenue was down to 19.7% from 20.2% in prior year period.

General and Administrative Expenses. General and administrative expenses increased by 0.4% YoY to RMB43.2 million ($6.6 million) attributable to increases in provisions for doubtful accounts and administrative staff expenses partially offset by the reduction in professional fees. General and administrative expenses as a percentage of revenues remained at 14.3%, same as the prior year period.

OTHER INCOME.

Change in fair value of equity securities. In the reporting period, the Company recognized a mark-to-market loss of RMB4.7 million ($0.7 million), compared to a mark-to-market loss of RMB24.2 million in the prior year period. The changes were mainly attributable to the Company’s investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the fourth quarter increased by 15.9% YoY to RMB154.7 million ($23.6 million). Income tax expense for the fourth quarter was RMB24.4 million ($3.7 million). Net income attributable to the Company’s shareholders for the reporting quarter increased by 31.7% YoY to RMB127.7 million ($19.5 million). Net margin for the reporting quarter improved to 42.3% from 32.3% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2021 was RMB1.05 ($0.16).

Full Year Fiscal 2021 Financial Results

Total revenues for the full year of fiscal 2021 decreased by 5.1% YoY to RMB1,159.6 million ($177.0 million). The decrease was mainly due to the decline in new subscribers as various hospitals rolled out anti-pandemic measures in conjunction with the decline in newborn babies. Revenues from processing fees and other services decreased by 13.4% YoY to RMB666.7 million ($101.8 million), whereas revenues from storage fees increased by 9.1% YoY to RMB492.9 million ($75.2 million). Gross profit decreased by 5.0% YoY to RMB980.7 million ($149.7 million). Operating income decreased by 2.5% YoY to RMB544.9 million ($83.2 million). Non-GAAP operating income2 decreased by 2.4% YoY to RMB594.0 million ($90.7 million). Net income attributable to the Company’s shareholders improved by 8.0% to RMB508.2 million ($77.6 million) as a result of changes in fair value of equity securities. Basic and diluted earnings per ordinary share increased to RMB4.18 ($0.64). Net cash provided by operating activities in the full year of fiscal 2021 was RMB630.7 million ($96.3 million).

Corporate Developments

•	On March 2, 2021, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter (the “Alternate Ocean Offer”) from Alternate Ocean Investment Company Limited (“Alternate Ocean”), pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities (the “Acquirer”) that it manages and/or advises, proposed to acquire all of the outstanding ordinary shares of the Company for $5.00 per ordinary share in cash, subject to certain conditions.

•	On March 15, 2021, the Board announced it had formed a special committee of independent directors who are not affiliated with Alternate Ocean (the “Special Committee”) to evaluate the Alternate Ocean Offer. The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow, and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Chen serving as the chair of the Special Committee.

•	The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or the Acquirer and the Company each obtaining the relevant regulatory and shareholders’ approval. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, June 29, 2021, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question-and-answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 27000750#.

1 During the three months and year ended March 31, 2021, 19,367 and 72,045 new subscribers were recruited, respectively. During the three months and year ended March 31, 2021, the Company determined that the recoverability of 912 and 3,702 private cord blood units was remote and therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 712 and 3,102 prior private cord blood units were being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 901,437 as of March 31, 2021.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended March 31, 2020 and 2021 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.4 million and RMB12.2 million ($1.9 million), respectively. The reported operating income for the year ended March 31, 2020 and 2021 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB49.4 million and RMB49.1 million ($7.5 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2021, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current COVID-19 outbreak, including the partial lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions, the non-binding proposal letter from Alternate Ocean and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ended March 31, 2021 were made at the noon buying rate of RMB6.5518 to $1.00 on March 31, 2021 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2020 and 2021

	March 31,	March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	5,473,373	6,075,798	927,349
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; March 31, 2021: RMB137,961 (US$21,057))	104,251	130,298	19,887
Inventories	43,758	44,257	6,755
Prepaid expenses and other receivables	44,785	47,788	7,294
Total current assets	5,666,167	6,298,141	961,285
Property, plant and equipment, net	522,679	498,656	76,109
Operating lease right-of-use assets	4,548	5,039	769
Non-current deposits	347,360	344,752	52,619
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421; March 31, 2021: RMB67,095 (US$10,241))	160,031	217,208	33,152
Inventories	85,109	91,446	13,957
Intangible assets, net	92,823	88,202	13,462
Investment in equity securities at fair value	101,306	117,911	17,997
Other equity investment	189,129	189,129	28,867
Deferred tax assets	50,701	55,845	8,524
Total assets	7,219,853	7,906,329	1,206,741

LIABILITIES
Current liabilities
Accounts payable	19,992	9,479	1,447
Accrued expenses and other payables	113,989	136,448	20,825
Operating lease liabilities	1,717	1,636	250
Deferred revenue	402,751	449,359	68,586
Income tax payable	32,329	29,547	4,510
Total current liabilities	570,778	626,469	95,618
Non-current deferred revenue	2,289,762	2,392,906	365,229
Non-current operating lease liabilities	1,782	147	22
Other non-current liabilities	450,900	482,224	73,602
Deferred tax liabilities	18,140	16,132	2,462
Total liabilities	3,331,362	3,517,878	536,933

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2020 and 2021, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	320,764
Treasury stock, at cost (March 31, 2020 and 2021: 136,899 shares, respectively)	(2,815)	(2,815)	(430)
Accumulated other comprehensive losses	(94,663)	(103,179)	(15,748)
Retained earnings	1,877,940	2,386,187	364,203
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,381,858	668,802
Non-controlling interests	6,364	6,593	1,006
Total equity	3,888,491	4,388,451	669,808
Total liabilities and equity	7,219,853	7,906,329	1,206,741

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year Ended March 31, 2020 and 2021

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	299,888	302,321	46,143	1,221,460	1,159,639	176,995
Cost of revenues	(43,458)	(45,908)	(7,007)	(189,128)	(178,947)	(27,313)
Gross profit	256,430	256,413	39,136	1,032,332	980,692	149,682
Operating expenses
Research and development	(3,605)	(5,486)	(837)	(21,109)	(23,769)	(3,628)
Sales and marketing	(60,505)	(59,513)	(9,083)	(261,958)	(237,691)	(36,279)
General and administrative	(42,981)	(43,171)	(6,589)	(190,232)	(174,362)	(26,613)
Total operating expenses	(107,091)	(108,170)	(16,509)	(473,299)	(435,822)	(66,520)
Operating income	149,339	148,243	22,627	559,033	544,870	83,162
Other (expenses)/income, net
Interest income	6,287	8,132	1,241	25,359	30,899	4,716
Foreign currency exchange (losses)/gains	(139)	(28)	(4)	(303)	155	24
Change in fair value of equity securities	(24,155)	(4,722)	(721)	(13,172)	25,385	3,875
Dividend income	-	-	-	507	1,281	196
Others	2,111	3,091	472	7,388	8,161	1,246
Total other (expenses)/income, net	(15,896)	6,473	988	19,779	65,881	10,057
Income before income tax	133,443	154,716	23,615	578,812	610,751	93,219
Income tax expense	(33,877)	(24,415)	(3,726)	(101,084)	(94,546)	(14,431)
Net income	99,566	130,301	19,889	477,728	516,205	78,788
Net income attributable to non-controlling interests	(2,559)	(2,567)	(392)	(7,011)	(7,958)	(1,215)
Net income attributable to Global Cord Blood Corporation’s shareholders	97,007	127,734	19,497	470,717	508,247	77,573

Earnings per share
Attributable to ordinary shares
- Basic	0.80	1.05	0.16	3.87	4.18	0.64
- Diluted	0.80	1.05	0.16	3.87	4.18	0.64

Other comprehensive income/(losses), net of nil income taxes
-Foreign currency translation adjustments	1,875	414	63	(5,925)	(8,516)	(1,300)
Comprehensive income	101,441	130,715	19,952	471,803	507,689	77,488

Comprehensive income attributable to non-controlling interests	(2,559)	(2,567)	(392)	(7,011)	(7,958)	(1,215)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	98,882	128,148	19,560	464,792	499,731	76,273

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year Ended March 31, 2020 and 2021

	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	149,339	148,243	22,627	559,033	544,870	83,162
Depreciation and amortization expenses[4]	12,409	12,171	1,858	49,449	49,090	7,493
Non-GAAP operating income	161,748	160,414	24,485	608,482	593,960	90,655

4 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets, respectively.